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Deloitte & Touche LLP
BCE Place
181 Bay street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: *416) 601 6151
www.deloitte.ca                                      [Deloitte
                                                      & Touche Logo]



                        INDEPENDENT AUDITORS' CONSENT


We hereby consent to the use of our Auditors' Report, dated February 2, 2001, with respect to the consolidated financial statements of Great Lakes Power Inc. included in this Annual Report (Form 40-F), filed with the Securities and Exchange Commission.

/s/ Deloitte & Touche LLP

Chartered Accountants
Toronto, Canada
April 30, 2001




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